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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549


                                    SCHEDULE 13G
                                   (RULE 13d-102)

                   INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULES 13-1(B), (C) AND (D) AND AMENDMENTS
                       THERETO FILED PURSUANT TO RULE 13-2(B)
                             (AMENDMENT NO. __________)



                              CROSSROADS SYSTEMS, INC.
     --------------------------------------------------------------------------
                                  (Name of Issuer)

                           COMMON STOCK, $.001 PAR VALUE
     --------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     22765D100
     --------------------------------------------------------------------------
                                   (CUSIP Number)

                                 DECEMBER 31, 1999
     --------------------------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this
          Schedule is filed:
          / /  Rule 13d-1(b)
          / /  Rule 13d-1(c)
          /X/  Rule 13d-1(d)

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--------------------                                   -------------------------
 CUSIP NO.                     SCHEDULE 13G            Page 2 of 7 Pages
 22765D100
--------------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Advanced Digital Information Corporation                    91-1618616
--------------------------------------------------------------------------------

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                              (b)  / /
--------------------------------------------------------------------------------

 3     SEC USE ONLY

--------------------------------------------------------------------------------

 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       WA
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER
                     2,608,696

 NUMBER OF     -----------------------------------------------------------------
 SHARES        6     SHARED VOTING POWER
 BENEFICIALLY        0
 OWNED BY
 EACH          -----------------------------------------------------------------
 REPORTING     7     SOLE DISPOSITIVE POWER
 PERSON              2,608,696
 WITH
               -----------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER
                     0

--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,608,696
--------------------------------------------------------------------------------

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       approximately 9.8%
--------------------------------------------------------------------------------

 12    TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                     SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER.

     This Schedule 13G relates to Crossroads Systems, Inc., a Delaware corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The Company's principal executive offices are located at 9390 Research Blvd., Suite II-300, Austin, TX 78759.

ITEM 2(a).  NAME OF PERSON FILING.

     This Schedule 13G relates to Advanced Digital Information Corporation.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

     The business address of the reporting person is P.O. Box 97057, Redmond, WA 98073-9757.

ITEM 2(c).  CITIZENSHIP.

     Advanced Digital Information Corporation is a Washington corporation.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

     This Schedule 13G relates to the Company's common stock, $.001 par value (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

     The CUSIP number for the Company's Common Stock is 22765D100.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) / /   Broker or dealer registered under Section 15 of the Exchange Act.

     (b) / /   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) / /   Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) / / Investment company registered under Section 8 of the Investment Company Act.



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     (e) / /   An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) / / An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F).

     (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j) / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                   NOT APPLICABLE

ITEM 4.  OWNERSHIP.

     The following describes the ownership of Common Stock by Advanced Digital Information Corporation as of December 31, 1999:

     (a)  Amount beneficially owned:  2,608,696

     (b)  Percent of class:  approximately 9.8%

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote:  2,608,696

          (ii)  Shared power to vote or to direct the vote:  0

          (iii) Sole power to dispose or to direct the disposition of:
                2,608,696

          (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.



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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10.  CERTIFICATIONS.

     Not applicable.



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                                      SIGNATURE

     After reasonable inquiry and to best of its knowledge and belief, Advanced Digital Information Corporation certifies that the information set forth in this statement is true, complete and correct.

     Dated:     February 4, 2000

                                        ADVANCED DIGITAL INFORMATION CORPORATION



                                        By:  /s/ PETER H. VAN OPPEN
                                             -------------------------------
                                        Name:  Peter H. Van Oppen
                                        Its:  Chief Executive Officer



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                                    EXHIBIT INDEX

(1) Statement required by reporting persons pursuant to Rule 13d-1(k)(1) (see signature page).





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